Exhibit 12.2

Auxilium Pharmaceuticals, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

For the Six Months Ended June 30, 2007 and Years Ended December 31, 2006, 2005, 2004, 2003 and 2002

(Dollars in thousands)

	Six Months Ended June 30, 2007	Year Ended December 31,
		2006	2005	2004	2003	2002
Earnings:
Pretax loss from continuing operations	(21,898)	(45,948)	(38,258)	(28,518)	(28,875)	(19,544)
Add:
Fixed charges	587	546	315	767	1,229	144

Total Earnings	(22,485)	(46,494)	(37,943)	(27,751)	(27,646)	(19,400)

Combined Fixed Charges and Preferred Stock Dividends:
Interest expensed, including amortized discounts and premiums	1	16	57	616	1,080	—
Estimate of interest expense within rental expense	586	530	258	151	149	144
Preferred stock dividends	—	—	—	568	4,399	4,938

Total Combined Fixed Charges and Preferred Stock Dividends	587	546	315	1,335	5,628	5,082

Ratio of Earnings to Fixed Charges	n/a	n/a	n/a	n/a	n/a	n/a

Deficiency of Earnings to Combined Fixed Charges and Preferred Stock Dividends	(21,898)	(45,948)	(38,258)	(29,086)	(33,274)	(24,482)